                       Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1933

                               (AMENDMENT NO. 4)
                             SFX Broadcasting, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                   Class A Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  784174 AA 2
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Robert F.X. Sillerman
                         650 Madison Avenue, 16th Floor
                            New York, New York 10022
                                (212) 838-3100*
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 12, 1997
-------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the foleboxlowing box. [_]




                                    * with copies to:

                                    Howard M. Berkower, Esq.
                                    Baker & McKenzie
                                    805 Third Avenue
                                    New York, NY 10022
                                    Telephone:  (212) 751-5700


                               Page 1 of 5 Pages

CUSIP No.: 784174 AA 2               13D                    Page 2 of 5 Pages
------------------------------------------------------------------------------



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                   Robert F.X. Sillerman

2         CHECK THE APPROPRIATE BOX IF A MEMBER                      (a) |_|
          OF A GROUP                                                 (b) |_|

3         SEC USE ONLY

4         SOURCE OF FUNDS

5         CHECK BOX IF DISCLOSURE OF LEGAL                               |_|
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION


        NUMBER OF        SOLE VOTING POWER                       1,781,082(*)
          SHARES
       BENEFICIALLY      SHARED VOTING POWER                                0
          OWNED
         BY EACH         SOLE DISPOSITIVE POWER                   1,781,082(*)
        REPORTING
          PERSON         SHARED DISPOSITIVE POWER                           0
           WITH

11        AGGREGATE AMOUNT BENEFICIALLY OWNED                     1,781,082(*)
          BY EACH REPORTING PERSON

12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             |_|
          (11) EXCLUDES CERTAIN SHARES

13        PERCENT OF CLASS REPRESENTED BY                                16.0%
          AMOUNT IN ROW (11)

14        TYPE OF REPORTING PERSON                                         IN

------------------------
* Assumes the conversion by Mr. Sillerman of the 1,024,169 shares of Class B Common Stock, par value $.01 per share, of SFX Broadcasting, Inc. beneficially owned by him into shares of Class A Common Stock, par value $.01 per share, of SFX Broadcasting, Inc.



                               Page 2 of 5 Pages

This Amendment No. 4 amends and supplements Items 5 and 6 of the Schedule
13D (the "Schedule 13D") of Robert F.X. Sillerman with respect to the shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of SFX Broadcasting, Inc. (the "Company").

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of February 10, 1998, there were 9,517,663 shares of Class A Common Stock (one vote per share) and 1,047,037 shares of Class B Common Stock (10 votes per share) outstanding. Mr. Sillerman beneficially owns 1,781,082 shares of Class A Common Stock (representing 16.0% of the outstanding shares, calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended) as follows: (a) 150,250 shares of Class A Common Stock, (b) 1,024,169 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), and (c) options or warrants exercisable within 60 days to purchase an aggregate of 606,663 shares of Class A Common Stock. Mr. Sillerman holds approximately 53.4% of the total voting power of common stock.

                  (c) On December 11, 1997, Mr. Sillerman exercised an aggregate of 537,185 options issued to him by the Company pursuant to stock option plans and purchased an aggregate of 537,185 shares of Class A Common Stock at a weighted average price of $22.9644 per share. On December 12, 1997, Mr. Sillerman sold, pursuant to effective registration statements, an aggregate of 516,900 shares of Class A Common Stock for $77.45 per share. In addition, on December 12, 1997, Mr. Sillerman sold an aggregate of 20,285 shares of Class A Common Stock for $77.45 per share. Such shares were sold pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

                  Simultaneously with the sales reported in this Item 5(c), Mr. Sillerman entered into a contract with the investment banking firm facilitating the transaction pursuant to which Mr. Sillerman has the right to acquire up to 537,185 shares of Class A common stock of SFX Entertainment, Inc., a wholly-owned subsidiary of the Company, subsequent to the previously announced spin off of the stock of SFX Entertainment, Inc. to the security holders of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

                  Pursuant to a Pledge Agreement, dated August 25, 1997 (the "Pledge Agreement"), between Mr. Sillerman and The Chase Manhattan Bank (the "Bank"), Mr. Sillerman has pledged 793,401 shares of Class B Common Stock owned by him to the Bank to secure a $10 million line of credit extended to him by the Bank. There are currently no outstanding borrowings under the line of credit. Mr. Sillerman is entitled to exercise voting and other rights and powers relating to the pledged shares, with certain restrictions.
If Mr. Sillerman defaults in the payment of future loans extended to him under the line of credit, the Bank will be entitled to sell the pledged shares. Although the Class B Common

                               Page 3 of 5 Pages

Stock has 10 votes per share in most matters, the pledged shares will automatically convert into shares of Class A Common stock upon such a sale. Such a sale would reduce Mr. Sillerman's share of the voting power of the common stock, and would therefore be likely to result in a change of control of the Company.

                  Since 1978, Mr. Sillerman and Howard J. Tytel, Executive Vice President and a Director of the Company, have been involved in numerous business ventures, including the Company, Sillerman Communications Management Corporation ("SCMC"), The Sillerman Companies, Inc. ("TSC"), Triathlon Broadcasting Company, Multi-Market Radio, Inc. and The Marquee Group, Inc. Either as a co-founder of these entities or in consideration for certain services provided by Mr. Tytel in connection with these ventures, Mr. Tytel has received from Mr. Sillerman either a minority equity interest in the business (with Mr. Sillerman retaining the right to control the voting and disposition of such interest) or cash fees in amounts mutually agreed upon. In 1997, Mr. Sillerman directly or indirectly paid substantial amounts to Mr. Tytel, a portion of which was paid from the proceeds of the sale reported in Item 5 of this Amendment No. 4.


                               Page 4 of 5 Pages

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: March 5, 1998                        /s/ Robert F.X. Sillerman
                                         ------------------------------
                                               Robert F.X. Sillerman



                               Page 5 of 5 Pages